FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-130817
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JUNE 1, 2006

13,355,000 SHARES

SURGE GLOBAL ENERGY, INC.

COMMON STOCK

This prospectus supplement provides updated information to certain sections set forth in the prospectus dated June 1, 2006 relating to the resale of the shares of our common stock by the selling stockholders identified in the prospectus. You should read both this prospectus supplement and the prospectus before investing in our securities.

The date of this prospectus supplement is December 4, 2006.

Below are recent developments to the description of our business in the prospectus, which developments have also been reported on our Form 8-K filed with the Securities and Exchange Commission on December 4, 2006. The disclosure regarding the finder’s fee to Granite Financial Group is also an update to the “Related Party Transactions” section in the prospectus.

November 2006 Private Placement

On November 28, 2006, we entered into a Securities Purchase Agreement with each of Gemini Master Fund Limited and Mark C. Fritz, a current stockholder of our company, for the private placement of an aggregate of 3,000,000 shares of our common stock at a purchase price of $0.45 per share. We also issued warrants to the purchasers for an aggregate of 3,000,000 shares of our common stock at an exercise price of $0.60 per share and with a term of five years (the “Warrants”) and warrants to purchase an aggregate of 3,000,000 shares of our common stock at an exercise price of $0.50 per share with a term of six months (the “Greenshoe Warrants”). The exercise price of the warrants is subject to a weighted average anti-dilution adjustment if we issue any shares of common stock for a consideration per share below the exercise price then in effect.

Concurrently, we also entered into a Registration Rights Agreement with each of the purchasers. Pursuant to its terms, we agreed to file a registration statement to cover the resale of the shares of common stock and the shares underlying the warrants within 30 days of the agreement and to cause such registration statement to be declared effective by the SEC within 120 days of the agreement. In the event that we fail to file the registration statement with the SEC within the filing deadline pursuant to the agreement, or fail to cause the registration statement to be declared effective by the SEC within the effective deadline pursuant to the agreement, we agreed to pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.0% of the aggregate purchase price paid by such holder pursuant to the Securities Purchase Agreement for any registrable securities then held by such holder.

The issuance of the shares of common stock and warrants are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933, as amended.

We agreed to pay a finder’s fee of $135,000 to Granite Financial Group, Inc. in connection with the private placement. Daniel Schreiber, a member of our Board of Directors, is Chief Executive Officer of Granite Financial Group which he founded in 1997.

Peace Oil Stock Purchase Agreement

On November 30, 2006, we entered into a Stock Purchase Agreement with our wholly owned subsidiary Cold Flow Energy ULC, Peace Oil Corp., a corporation incorporated under the laws of Alberta, Canada (“Peace Oil”), and shareholders of Peach Oil (the “Target Shareholders”). Pursuant to the terms of the Stock Purchase Agreement, the parties agreed that Cold Flow will purchase all of the issued and outstanding shares of the capital stock of Peace Oil (the “Acquisition”) for a total purchase price of $16,350,000, which consists of $6,350,000 in cash and an aggregate of 8,965,390 in exchangeable shares of preferred stock of Cold Flow (the “Exchangeable Shares”). On or before December 4, 2006, Cold Flow agreed to deliver an initial deposit of $150,000, which deposit and any interest earned thereon will be deducted from the cash portion of the purchase price.

The parties agreed that the Acquisition shall close on January 18, 2007, or if Cold Flow deposits into escrow an additional deposit of $450,000 on or before January 18, 2007, which additional deposit and any interest earned thereon will be deducted from the cash portion of the purchase price, then Cold Flow at its option may extend the closing date to March 2, 2007. In addition to the foregoing, the parties may mutually extend or otherwise amend the closing date. Effective at the closing of the Acquisition, Peace Oil will become a wholly owned subsidiary of Cold Flow.

The Stock Purchase Agreements provides that our company, Cold Flow, and Computershare Trust Company of Canada will enter into a Voting and Exchange Trust Agreement on the closing date and that our company and Cold Flow will enter into a Support Agreement on the closing date (collectively with the Stock Purchase Agreement, the “Acquisition Agreements”). The Acquisition Agreements provide that each Exchangeable Share is exchangeable into two shares of our common stock at any time from the closing until five years after the closing. In addition, we may redeem all of the then outstanding Exchangeable Shares at any time on or after the third anniversary of the closing date at a redemption price equal to the sum of the market price of two shares of our common stock plus all declared but unpaid dividends payable to the Exchangeable Shares.

The Stock Purchase Agreement provides a covenant by us to file with the SEC a registration statement registering the shares of our common stock issuable upon exchange of the Exchangeable Shares for resale by the Peace Oil shareholders. In addition, the Stock Purchase Agreement provides for representations and warranties, covenants regarding conduct of the parties prior to closing, and indemnification provisions typical of transactions involving the acquisition of a privately held company.

The issuance of the Exchangeable Shares and the subsequent issuance of the shares of our common stock upon the exchange of the exchangeable shares are exempt from registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

Kelso Energy Agreement Termination

     Surge Global Energy, Inc., acting through its Board of Directors, has terminated the Kelso Energy, Inc. (now known as COSTA Energy Inc.) February 27, 2006 Farmout Agreement, reducing its current capital obligation by $750,000 for 2007. The Surge Board of Directors has elected to focus exclusively on exploitation opportunities in the Canadian Heavy Oil Sands.

     In March 2006, we entered into a farmout agreement with Kelso Energy for oil and gas exploration of two and a half sections (1,600 acres) in the Keg River Formation, also known as the “Granite Wash,” in the Kitty area of North Central Alberta, Canada with the option to acquire from a 60 per cent to 100 percent working interest in the oil and gas produced from the farmout lands. Pursuant to the farmout agreement, we had  previously exercised our option on April 12, 2006, to elect to drill a test well at an estimated cost of $750,000 during 2007.

Below is an amendment and restatement of information about the beneficial ownership of our officers, directors and stockholders owning 5% or more of our issued and outstanding stock under the heading “Beneficial Owners/Management” beginning on page 38 of the prospectus.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Owners / Management

The following table sets forth certain information regarding the beneficial ownership of our common stock held as of November 30, 2006, by:

•       each of the named executive officers;

•       each director;

•       all of our current directors and executive officers as a group; and

•       each person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

For purposes of this table, a person is deemed to be the “beneficial owner” of the number of shares of common stock that such person has the right to acquire within 60 days of November 30, 2006 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

Percentage ownership is based on an aggregate of 30,587,097 shares of our common stock outstanding on November 30, 2006. The table is based upon information provided by officers, directors and principal stockholders in documents filed with the Commission. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock beneficially owned by them. Unless otherwise indicated, the address for each person is c/o Surge Global Energy, Inc., 12220 El Camino Real, Suite 410, San Diego, CA 92130.

Name of Beneficial Owner	Number of Shares	Percent of Class
5% or Greater Stockholders:
Mark C. Fritz(1)	5,713,500	17.09%
Frederick C. Berndt(2)	2,416,174	7.90%
Gemini Master Fund Limited(3)	6,000,000	17.35%
E. Jamie Schloss(4)	2,500,000	8.17%

Directors and Executive Officers:
David Perez(5)	4,783,519	13.52%
Chet Idziszek(6)	1,849,100	5.97%
Daniel Schreiber(7)	122,222	*
Ken Druck (8)	233,333	*
Richard Collato (9)	333,333	1.08%
Thomas A. Page (10)	133,333	*
John Stiska (11)	133,333	*
William Greene (12)	88,889	*
All directors and officers as a group(13)	7,677,062	20.85%

______________________
*	Less than 1%

(1)	Mr. Fritz’s address is 1632 Ben Fulton Road, North Lawrence, OH 44666. Includes 2,837,500 shares underlying derivatives exercisable within 60 days.

(2)	Mr. Berndt’s address is 5459 East Blvd. NW., Canton, Ohio 44718.

(3)	Includes 4,000,000 shares underlying derivatives exercisable within 60 days. Gemini Master Fund Limited address is 12220 El Camino Real, Suite 400, San Diego, California 92130.

(4)	Mr. Schloss’ address is 73173 Amber Street, Palm Desert, CA 92260.

(5)	Represents 4,783,519 shares underlying derivatives exercisable within 60 days.

(6)	Includes 400,000 shares underlying derivatives exercisable within 60 days and 894,500 shares owned by Irie Isle, Ltd., an affiliated company of Mr. Idziszek.

(7)	Represents 122,222 shares underlying derivatives exercisable within 60 days.

(8)	Represents 233,333 shares underlying derivatives exercisable within 60 days.

(9)	Represents 333,333 shares underlying derivatives exercisable within 60 days.

(10)	Includes 133,333 shares underlying derivatives exercisable within 60 days.

(11)	Includes 133,333 shares underlying derivatives exercisable within 60 days.

(12)	Includes 88,889 shares underlying derivatives exercisable within 60 days.

(13)
Includes 6,227,962 shares underlying derivatives exercisable within 60 days held by the officers, directors and their affiliates and 894,500 shares owned by Irie Isle, Ltd., an affiliated company of Mr. Idziszek.